SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   5 May 2005


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 5 May 2005
              re: AGM Statement





87/05
                                                                     5 May 2005


LLOYDS TSB GROUP ANNUAL GENERAL MEETING STATEMENT


Lloyds TSB Group is holding its annual general meeting in Glasgow today (5 May 2005).

2004 was a good year for Lloyds TSB and significant progress was made against all the Group's key strategic priorities. The Group also addressed many of the concerns of its shareholders, which centred on the adequacy of our capital, the sustainability of the dividend and the achievement of growth whilst continuing to deliver strong returns.

As we look to the future, we are opening a new chapter focused primarily on growth. Lloyds TSB will continue to focus its efforts on core markets and build its skills to sustain superior performance. The Group priorities are designed to build on existing strengths in those markets:

- to deepen customer relationships, meeting more of our customers needs and winning a greater share of their business;

- to improve our efficiency, growing our income whilst improving the productivity of our cost base;

- to continue to enhance the Group's capabilities and processes to support faster growth.

The following is an extract from the statement made by Eric Daniels, Group Chief
Executive:

In the first few months of 2005 good progress has continued to be made across the Group and we expect to deliver a satisfactory trading performance for the half-year, notwithstanding the expected slowdown in consumer lending growth in the UK.



For further information:-

Investor Relations

Michael Oliver                                              +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk


Media

Mary Walsh                                                  +44 (0) 20 7626 1500
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            LLOYDS TSB GROUP plc
                                                (Registrant)

                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 5 May 2005